REDCORP

NEWS RELEASE

September 16, 2004

News Release 04-20

Tulsequah Project Drilling Update

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to provide results for six additional holes from the Tulsequah Chief property. The Tulsequah Chief property is owned and operated by Redfern Resources Ltd. – the Company's wholly-owned subsidiary, and is located in northwestern British Columbia 100 kilometers south of the town of Atlin.

Holes TCU04113, TCU04115 and TCU04118 were drilled into the main deposit, piercing it over a dip length of approximately 100 meters. Hole TCU04113 intersected two high-grade intervals with higher than average gold and silver content associated with strong copper and zinc mineralization. Hole TCU04115 was drilled closer to the west margin and intersected zones of similar high-grade material. TCU04118 intersected a thick zone of representative grade mineralization.

Hole #	From (m)	To (m)	Length	Est. True Width	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	Zn (%)
TCU04113	**553.3**	**559.3**	**6.0**	**4.0**	**6.28**	**442.1**	**5.52**	**1.65**	**6.92**
plus	**578.9**	**596.8**	**17.9**	**12.0**	**3.78**	**129.0**	**2.41**	**1.47**	**13.38**
TCU04114	486.7	487.0	0.3	0.3	3.93	90.0	3.00	1.03	7.09
TCU04115	**591.4**	**592.9**	**1.5**	**1.0**	**7.06**	**142.0**	**3.20**	**0.76**	**7.76**
	608.9	**615.8**	**6.9**	**4.6**	**6.15**	**137.8**	**5.51**	**1.23**	**10.82**
TCU04116	905.1	911.1	6.0		1.66				
TCU04117	499.3	505.3	6.0	4.4	1.21	27.5	0.28	0.45	2.48
TCU04118	**624.7**	**660.0**	**35.3**	**22.0**	**2.18**	**132.0**	**1.41**	**1.93**	**8.28**

TCU04114 and 117 were drilled along the eastern margin of the deposit. TCU04114 intersected a narrow mineralized interval whereas hole 117 intersected a thicker zone of lower-grade mineralization.

Hole TCU04116 was drilled to depth approximately 200 meters down dip of the deepest prior intersection within the deposit (previous 1992 hole TCU92036). The hole deviated to the west of the intended target, and intersected in excess of 90 meters of intense alteration and pyritic stockwork mineralization at the same stratigraphic level as the main deposit. This alteration is very similar to intersections obtained immediately west of the deposit at higher elevations and indicates that the ore-forming hydrothermal system was still very active in this area. A 6 meter section of pyritic stockwork mineralization assayed 1.66 grams per tonne gold.

Efforts to achieve deep intersections have been hampered by technical drilling difficulties and faults which have lead to a total of three holes abandoned prior to reaching their targets. In order to address this problem, Redfern has contracted International Directional Services of Sudbury, Ontario to perform directional drilling services. Specialized equipment is currently on site which

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will allow the drill holes to be accurately guided to the targets. This technology is expected to allow Redfern to continue the incomplete holes to target depth, reduce the amount of drilling required to test the deep targets, reduce the technical risk and allow for additional target pierce points.

"We are very happy with the quality of the intersections we have obtained in the infill program so far, and the higher grades we have seen in many of the holes. We are optimistic that the revamped deep drilling plans could provide us with increased resources." Three drill rigs are currently working on the property. One rig is dedicated to testing the deep targets below the deposit and another has recently been moved to commence infill drilling of the G Zone on the east side of the deposit at shallow to intermediate depths. The third rig is completing deeper infill holes before also shifting to G Zone infill. A total of 21,700 metres have been completed to date in thirty-three holes. The drilling program is expected to continue to the end of October. Assays for completed holes TCU04119 to TCU04123 are pending.

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia, Canada. Further information on Redcorp and the Tulsequah Project, including a long-section showing the location of the holes and a complete listing of all of the drill results obtained to date in the 2004 program, can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.